Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of October 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: October 9, 2006	By:	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 9, 2006 Page 1 of 1
New appointments at Electrolux
Magnus Yngen has been appointed head of Electrolux Major Appliances Europe. Mr. Yngen previously held the position as head of the Group’s global floor care and small appliances business.
Johan Bygge, current head of Electrolux Major Appliances Europe and Asia Pacific, will now focus on his role as head of Major Appliances Asia Pacific. Following a transition period Mr. Bygge will leave Electrolux to pursue opportunities outside the company.
Electrolux Major Appliances Europe is a market leader in home appliances, selling approximately 20 million products to customers in more than 30 European countries. Products include kitchen appliances and fabric care products. Electrolux Major Appliances Europe employs 26,000 people.
For pictures of Mr. Yngen, please visit: http://www.electrolux.com/node23.aspx?q=magnus+yngen
For more information: Electrolux press hotline +46 8 657 65 07
About the Electrolux Group
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees, excluding outdoor products. For more information, visit http://www.electrolux.com/press